UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 18, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

Stock Exchange Release: Nokia announces changes to its Group Leadership Team

Nokia Corporation

Stock Exchange Release

18 October 2024 at 08:00 EEST

Nokia announces changes to its Group Leadership Team

•	Nokia has decided to divide its Corporate Affairs function into two separate functions: Geopolitics and Government Relations; and Communications.
•	Finland’s former Ambassador to the U.S. Mikko Hautala will join Nokia as Chief Geopolitical and Government Relations Officer, and he will become a member of the Group Leadership Team.
•	Louise Fisk has been promoted to Chief Communications Officer and will become a member of the Group Leadership Team.
•	Melissa Schoeb, Chief Corporate Affairs Officer, has decided to leave the company and will step down from the Group Leadership Team.
•	Jenni Lukander, President of Nokia Technologies business group, has decided to leave the company and will step down from the Group Leadership Team.

Espoo, Finland – Nokia today announced changes to its Group Leadership Team. Its Corporate Affairs function, which is responsible for protecting and enhancing Nokia’s reputation, will be divided into two parts: Geopolitics and Government Relations; and Communications. Former Finland ambassador to the U.S. Mikko Hautala has been appointed Chief Geopolitical and Government Relations Officer and member of the Group Leadership Team, effective November 1, 2024. Louise Fisk has been promoted to Chief Communications Officer, and member of the Group Leadership Team, effective immediately. Chief Corporate Affairs Officer, Melissa Schoeb, has decided to leave the company, effective December 31, 2024, and step down from the Group Leadership Team immediately.

In addition, President of Nokia Technologies, Jenni Lukander, has decided to leave the company, effective December 31, 2024, and will step down from the Group Leadership Team immediately. Patrik Hammaren, who is currently Chief Licensing Officer, Wireless Technologies, will assume an interim role leading Nokia Technologies and will be a member of the Group Leadership Team as the search commences for Lukander’s successor.

“Jenni has been a valued member of the Group Leadership Team and played a crucial role in securing the long-term stability of our Technologies business, building a solid foundation for the future. The business group will now move into the next phase of its growth journey. I’m grateful for Jenni’s contribution to Nokia over the past 17 years and for her support during the upcoming transition. I wish her all the best for the next chapter of her career,” said Pekka Lundmark, President and CEO of Nokia.

As the impact geopolitics has on Nokia’s business continues to grow, the company has taken the decision to establish the new role of Chief Geopolitical and Government Relations Officer. Mikko Hautala has been appointed to this role and will be based in Espoo, Finland, reporting to Pekka Lundmark.

www.nokia.com

Hautala is a highly respected diplomat with over two decades of government experience in prominent roles across the world. He served as Finland’s ambassador to the United States between 2020 and 2024. Prior to that, he was the Ambassador of Finland to Russia between 2016 and 2020, and has held a range of government roles, including foreign policy advisor to Finland’s former President Sauli Niinistö.

“Mikko’s vast experience, excellent networks and deep understanding of international diplomacy will be hugely valuable to Nokia as geopolitical factors and government policies increasingly shape our operating environment. I’m excited to welcome Mikko to the Nokia team and believe his unique strategic perspective will help strengthen our positioning in our key markets,” said Lundmark.

“I am extremely delighted to join Nokia’s leadership team at the moment when geopolitical and strategic considerations matter more than ever. Navigating the right path under these conditions is demanding, but offers great potential for sustainable business growth,” said Hautala.

As Nokia continues to strengthen its position and expand into new markets, the company has promoted Louise Fisk to Chief Communications Officer. She will continue to be based in London, U.K. and report to Pekka Lundmark. Fisk’s previous role at Nokia was VP, Corporate Affairs Programs & Corporate Communications. Before joining Nokia, she worked in a number of senior leadership roles, including BAE Systems Applied Intelligence and Logica.

“I’m pleased to welcome Louise to our leadership team where she will further strengthen our strategic communications and brand positioning. Louise has already proven her ability to protect and enhance Nokia’s reputation and I look forward to her further developing our strategic positioning. I would also like to thank Melissa for her contribution, not least for delivering our brand refresh in 2023 to reposition Nokia as who we are today: a B2B technology innovation leader. I wish her all the best in her future endeavors,” said Lundmark.

In the new setup, Nokia’s Sustainability team, previously part of the Corporate Affairs function, will report to Chief Legal Officer, Esa Niinimäki, with immediate effect.

About Mikko Hautala:

Born: 1972

Nationality: Finnish

Education:

•	Master of Social Sciences (Political history), University of Helsinki
•	Master of Philosophy (Slavic languages), University of Helsinki

Experience:

•	2020–2024 Ambassador, Head of Mission, Embassy of Finland, Washington DC 2016–2020 Ambassador, Head of Mission, Embassy of Finland, Moscow
•	2012–2016 Foreign Policy Adviser to the President, Office of the President of the Republic of Finland, Helsinki

www.nokia.com

•	2011–2012 Minister, Deputy Head of Mission, Embassy of Finland, Moscow
•	2007–2011 Diplomatic Adviser to the Minister of Foreign Affairs, Ministry for Foreign Affairs, Helsinki
•	2002–2007 First Secretary, Permanent Representation of Finland to the EU, Brussels
•	2001–2002 Attaché, Ministry for Foreign Affairs, Helsinki
•	1999–2001 Attaché, Embassy of Finland, Kyiv
•	1998–1999 Visa Officer, Embassy of Finland, Kyiv
•	1998 Market Analyst, Kazakhstan, Oy Sinebrychoff Ab, Helsinki
•	1997 Trainee, Embassy of Finland, Kyiv

Additional positions:

•	Board Member Support for Finnish Society (SYT) foundation.
•	Chairman John Morton Center for North American Studies Board. University of Turku.

About Louise Fisk:

Born: 1976

Nationality: British

Education:

•	Advanced executive leadership development, DUKE University.
•	Advanced global leadership, INSEAD business school
•	Post graduate diploma in PR & Journalism, University of Wales, College of Cardiff
•	BA Hons in Communication, University of Wales, College of Cardiff

Experience:

•	2020-2024 Vice President, Corporate Affairs Programs & Corporate Communications, Nokia.
•	2015-2019 Global leadership team, Communications and Marketing Director, BAE Systems Applied Intelligence.
•	2012-2015 Head of Global Communications, Investor Relations and Marketing, Innovation Group.
•	2006-2012 Global PR Director & Deputy Communications Director, Logica.
•	1999-2006 Partner & Associate Director, LEWIS Communications.

Additional positions:

•	Trustee of the Williams Syndrome Foundation

About Nokia

At Nokia, we create technology that helps the world act together.

www.nokia.com

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2024	Nokia Corporation

By:	/s/ Johanna Mandelin
Name:	Johanna Mandelin
Title:	Global Head of Corporate Legal